FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

The Annual General Meeting of the Shareholders of Alcon, Inc. was held on May 2, 2006, in Zug, Switzerland. At the meeting the shareholders approved the following items proposed for their consideration:

1.	The 2005 Annual Report and Accounts of Alcon, Inc. and the 2005 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries.

2.	A dividend of CHF 1.68 per share to be paid on May 19, 2006, to shareholders of record on May 8, 2006, at the time and in the manner proposed.

3.	Discharge of the members of the Board of Directors of Alcon, Inc. for the financial year 2005.

4.	Re-election of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, Switzerland, as Group and Parent Company Auditors for a one-year term of office.

5.	Re-election of Zensor Revisions AG, Zug, Switzerland, as special auditors for a one-year term of office.

6.

Re-election of Phil Geier to the Board of Directors for a one-year term of office, the election of Paul Polman to the Board of Directors for a two-year term of office, and the election of Joe Weller to the Board of Directors for a three-year term of office.

7.

The cancellation of 100,000 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. and that, as a result, the share capital of Alcon, Inc. be reduced from CHF 62,911,820.60 to CHF 62,891,820.60 and that the share capital in Article 4 para. 1 of the Alcon, Inc. Articles of Association be amended accordingly. Subject to fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August, 2006.

In a board meeting following the Annual General Meeting of the Shareholders of Alcon, Inc. on May 2, 2006, the Board of Directors of Alcon, Inc. re-elected Cary Rayment as its Chairman and elected Francisco Castañer as its Vice-Chairman.

At the May 2, 2006, board meeting, the Board of Directors (the “Board”) of Alcon, Inc. (“the Company”) approved an annual cash retainer of $75,000, plus an additional $10,000 for the Audit Committee Chairman, to each member of the Board, except for the Chairman and Chief Executive Officer, for service to the Company as a director for the period commencing at the Annual General Meeting held on May 2, 2006, and ending at the next succeeding Annual General Meeting. Additionally, the Board approved an award to each non-employee director of Alcon, Inc. of 2,200 share-settled stock appreciation rights (SSARs) and 325 restricted share units (RSUs). The exercise price of a SSAR shall be equal to the closing price of one common share of the Company, as reported on the New York Stock Exchange on the date of grant, May 2, 2006. Both the SSARs and RSUs have a three-year vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé’s board of directors nor a full-time employee of Nestlé or Alcon.

Attached as Exhibit 99.1 is a press release issued by Alcon, Inc. on May 2, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	May 3, 2006	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General manager

Date	May 3, 2006	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact